RCM Technologies, Inc.
2500 McClellan Ave., Suite 350
Pennsauken, NJ 08109
Tel:  856.356.4500
Fax: 856.356.4600
www.rcmt.com

January 25, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Katherine Bagley, Esq.

Re:       RCM Technologies, Inc.
Registration Statement on Form S-3
Filed January 15, 2021
File No. 333-252148

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RCM Technologies, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-252148), so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on January 27, 2021, or as soon as practicable thereafter.

RCM TECHNOLOGIES, INC.

By:  /s/ Kevin D. Miller
Name:  Kevin D. Miller
Title:  Chief Financial Officer